


TATA

DHL

30th April 2003
BJ/SH-L2/539

82-3733

SUPPL

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

A meeting of the Board of Directors of the Company will be held on Wednesday, 28th May 2003 at Bombay House to consider inter alia the final accounts and recommendation of dividend (if any) for the year ended 31st March 2003.

Yours faithfully,
For and on behalf of
The Tata Power Co. Ltd.
by its Constituted Attorney

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

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